UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2003

UNITIL RESOURCES, INC.
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation   May 26, 1993
State of Incorporation   New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Laurence M. Brock, Controller & Treasurer
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:
UNITIL Corporation

(1) This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31 CURRENT	PRIOR
	COMPANY PROPERTY		
101	Company property (Schedule II)	$ 1,527,070	$ 1,260,463
107	Construction work in progress (Schedule II)	-	265,658
	Total Property	1,527,070	1,526,121
108	Less accumulated provision for depreciation and amortization of company property (Schedule III)	1,265,066	613,464
	Net Company Property	262,004	912,657
	INVESTMENTS		
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total investments	-	-
	CURRENT AND ACCRUED ASSETS		
131	Cash	268,945	325,993
134	Special deposits	7,000	-
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	274,842	318,908
144	Accumulated provision for uncollectable accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	351,935	11,994
152	Fuel stock expense undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	(72)	53,908
173	Unbilled and Accrued Revenues (Schedule VIII)	-	-
	Total Current and Accrued Assets	902,650	710,803
	DEFERRED DEBITS		
181	Unamortized debt expense	-	-
184	Clearing accounts	-	-
186	Miscellaneous deferred debits (Schedule IX)	-	136,993
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income tax	-	-
	Total Deferred Debits	-	136,993
	TOTAL ASSETS AND OTHER DEBITS	$ 1,164,654	$ 1,760,453

SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31 CURRENT	PRIOR
	PROPRIETARY CAPITAL		
201	Common stock issued (Schedule XI)	$ 100	$ 100
207	Premium on common stock (Schedule XI)	9,900	9,900
211	Miscellaneous Paid in Capital	4,890,000	4,640,000
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	(4,717,446)	(4,085,470)
	Total Proprietary Capital	182,554	564,530
	LONG-TERM DEBT		
223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long- term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	-	-
227	Obligations under capital leases - non-current	-	-
	CURRENT AND ACCRUED LIABILITIES		
231	Notes payable	1,191,081	1,134,712
232	Accounts payable	41,288	135,612
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Accounts payable to associate companies (Schedule XIII)	333,904	272,251
236	Taxes accrued	(612,344)	(197,428)
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	-	-
242	Miscellaneous current and accrued liabilities (Schedule XIII)	1,871	29,105
243	Obligations under capital leases - current	-	-
	Total Current and Accrued Liabilities	955,800	1,374,252
	DEFERRED CREDITS		
253	Other deferred credits	-	-
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	-	-
282	**ACCUMULATED DEFERRED INCOME TAXES**	26,300	(178,329)
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 1,164,654	$ 1,760,453

SCHEDULE II - COMPANY PROPERTY

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
ACCOUNT COMPANY PROPERTY					
301 ORGANIZATION					
303 MISCELLANEOUS INTANGIBLE PLANT					
304 LAND AND LAND RIGHTS					
305 STRUCTURES AND IMPROVEMENTS					
306 LEASEHOLD IMPROVEMENTS					
307 EQUIPMENT 2/					
308 OFFICE FURNITURE AND EQUIPMENT	-	-	-		-
309 AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310 AIRCRAFT AND AIRPORT EQUIPMENT					
311 OTHER COMPANY PROPERTY 3/	$ 1,260,463	$ 266,607			$ 1,527,070
SUB-TOTAL	1,260,463	266,607	-	-	1,527,070
107 CONSTRUCTION WORK IN PROGRESS	265,658	-	-	265,658	-
TOTAL	$ 1,526,121	$ 266,607	$ -	$ 265,658	$ 1,527,070

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE
COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS
DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
NONE		
TOTAL	-	-

3/ DESCRIBE OTHER COMPANY PROPERTY:
NONE

Equipment	$ 266,607	$ 304,908
Software Licenses	-	1,209,266
Trademark	-	12,896
TOTAL	$ 266,607	$ 1,527,070

4/ DESCRIBE CONSTRUCTION WORK IN PROGRESS:

Software Development

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIRE-MENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION					
303	MISCELLANEOUS INTANGIBLE PLANT					
304	LAND AND LAND RIGHTS					
305	STRUCTURES AND IMPROVEMENTS					
306	LEASEHOLD IMPROVEMENTS					
307	EQUIPMENT 2/					
308	OFFICE FURNITURE AND EQUIPMENT					
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT					
310	AIRCRAFT AND AIRPORT EQUIPMENT					
311	OTHER COMPANY PROPERTY 3/	$ 613,464	$ 651,602		$ -	$ 1,265,066
	TOTAL	$ 613,464	$ 651,602	$ -	$ -	$ 1,265,066

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL RESOURCES, INC.
For the Year Ended December 31, 2003

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount Under Account 136, "Temporary Cash Investments", list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	$ -	$ -
124	OTHER INVESTMENTS	-	-
136	TEMPORARY CASH INVESTMENTS	-	-
	TOTAL	$ -	$ -

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES	$ -	$ -
	UNITIL Service Corp.	11,994	351,935
	TOTAL	$ 11,994	$ 351,935

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS: NONE

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	$ -	$ -	$ -
	TOTAL	$ -	$ -	$ -

SUMMARY: NOT APPLICABLE

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect
to stores expense during the year and indicate amount
attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	$ -	$ -	$ -
	TOTAL	$ -	$ -	$ -

SCHEDULE VIII - UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
173	ACCRUED AND UNBILLED REVENUE	$ -	$ -
	TOTAL	$ -	$ -

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS		
	Software License Agreement	$ 119,000	$ -
	Licensing	17,968	-
	Other	25	-
	TOTAL	$ 136,993	$ -

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project
which incurred costs by the company during the year.

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	$ -
	TOTAL	$ -

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	10,000	$ 1.00	100	$ 100

ACCOUNT	DESCRIPTION	AMOUNT
207	PREMIUM ON COMMON STOCK	$ 9,900
211	MISCELLANEOUS PAID IN CAPITAL	4,890,000
215	APPROPRIATED RETAINED EARNINGS	
	TOTAL	$ 4,899,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	$ (4,085,470)	$ (631,976)	$ -	$ (4,717,446)
	TOTAL	$ (4,085,470)	$ (631,976)	$ -	$ (4,717,446)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT	DESCRIPTION	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS 1/	BALANCE AT CLOSE OF YEAR
223	ADVANCES FROM ADVANCES FROM ASSOCIATE						$ -	$ -	$ -	$ -
224	OTHER LONG-TERM DEBT:						-	-	-	-
							$ -	$ -	$ -	$ -

1/ GIVE AN EXPLANATION OF DEDUCTIONS:

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES		
	Cashpool	$ 1,134,712	$ 1,191,081
	TOTAL	1,134,712	1,191,081
234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES		
	UNITIL Service Corp.	272,251	333,904
	TOTAL	272,251	333,904
242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES		
	Accrued Expenses	29,105	1,871
	TOTAL	$ 29,105	$ 1,871

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI) is the Company's wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States. Usource, Inc. and Usource L.L.C. (Usource) are wholly-owned subsidiaries of Unitil Resources, Inc. Usource provides energy brokering services, as well as related energy consulting services.

Please refer to the 2003 Unitil Corporation Form 10-K for additional disclosures.

SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME		
451	Service revenue	$ 1,147,964	$ 755,647
451.01	Accrued and unbilled service revenue		
419	Interest Income	832	7,014
421	Miscellaneous income or loss		
	Total Income	1,148,796	762,661
	EXPENSE		
920	Salaries and wages	-	-
921	Office supplies and expenses	126,987	212,771
922	Administrative expense transferred - credit	-	-
923	Outside services employed	1,443,742	1,432,307
924	Property insurance	-	-
925	Injuries and damages	863	2,101
926	Employee pensions and benefits	-	-
928	Regulatory commission expense	-	-
930.1	General advertising expense	8,727	9,132
930.2	Miscellaneous general expense	11,927	(875)
931	Rents	-	-
932	Maintenance of structures and equipment	-	-
403	Depreciation and amortization expense	669,570	197,860
408	Taxes other than income taxes	1,395	1,300
409	Income taxes	(612,344)	(487,895)
410	Provision for deferred income taxes	21,595	(37,492)
411	Provision for deferred income taxes - credit	-	-
411.5	Investment tax credit	-	-
426.1	Penalties	205	19,902
426.5	Other deductions	50	5
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	22,840	24,620
431	Other interest expense	-	-
555	Purchase Power Expense	(4,785)	(4,833)
904	Customer Accounting	90,000	57,889
	Total Expense	1,780,772	1,426,792
	Net Income or (Loss)	$ (631,976)	$ (664,131)

ANALYSIS OF BILLING ASSOCIATE COMPANIES - ACCOUNT 451

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NONE				
TOTAL	$ -	$ -	$ -	$ -

ANALYSIS OF BILLING NONASSOCIATE COMPANIES - ACCOUNT 451

NAME OF NONASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
Usource (a)	$ 1,147,964	$ -	$ -	$ 1,147,964	$ -	$ 1,147,964
TOTAL	$ 1,147,964	$ -	$ -	$ 1,147,964	$ -	$ 1,147,964

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

(a) Brokering fees.

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

ACCOUNT NUMBER	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES DIRECT COST	ASSOCIATE COMPANY CHARGES INDIRECT COST	ASSOCIATE COMPANY CHARGES TOTAL	NONASSOCIATE COMPANY CHARGES DIRECT COST	NONASSOCIATE COMPANY CHARGES INDIRECT COST	NONASSOCIATE COMPANY CHARGES TOTAL	TOTAL CHARGES FOR SERVICE DIRECT COST	TOTAL CHARGES FOR SERVICE INDIRECT COST	TOTAL CHARGES FOR SERVICE TOTAL
		Non-applicable								
920	SALARIES AND WAGES			-			-	-	-	-
921	OFFICE SUPPLES AND EXPENSES			-			-	-	-	-
922	ADMIN EXPENSE TRANS-CREDIT			-			-	-	-	-
923	OUTSIDE SERVICES EMPLOYED			-			-	-	-	-
924	PROPERTY INSURANCE			-			-	-	-	-
925	INJURIES AND DAMAGES			-			-	-	-	-
926	EMPLOYEE PENSIONS AND BENEFITS			-			-	-	-	-
928	REGULATORY COMMISSION EXPENSE			-			-	-	-	-
930.1	GENERAL ADVERTISING EXPENSE			-			-	-	-	-
930.2	MISC. GENERAL EXPENSE			-			-	-	-	-
931	RENTS			-			-	-	-	-
932	MAINT. OF STRUCT. & EQUIP.			-			-	-	-	-
403	DEPR. AND AMORT. EXPENSE			-			-	-	-	-
408	TAXES OTHER THAN INCOME			-			-	-	-	-
409	INCOME TAXES			-			-	-	-	-
410	PROV FOR DEF INC TAXES			-			-	-	-	-
411	PROV FOR DEF INC TAX CREDIT			-			-	-	-	-
411.5	INVESTMENT TAX CREDIT			-			-	-	-	-
419	INTEREST INCOME			-			-	-	-	-
426.1	DONATIONS			-			-	-	-	-
426.5	OTHER DEDUCTIONS			-			-	-	-	-
427	INTEREST ON LONG-TERM DEBT			-			-	-	-	-
431	OTHER INTEREST EXPENSE			-			-	-	-	-
								-	-	-
	SUBTOTAL EXPENSES	-	-	-	-	-	-	-	-	-
COMPENSATION FOR USE OF EQUITY CAPITAL				-			-			-
430	INTEREST ON DEBT TO ASSOCIATE COMP/	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	-	-	-	-	-	-	-	-	-
421	MISCELLANEOUS INCOME	-	-	-	-	-	-	-	-	-
	TOTAL COST OF SERVICE	-	-	-	-	-	-	-	-	-

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION

ACCOUNT NUMBER	DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	DEPARTMENT OR FUNCTION		
				NONE		
920	SALARIES AND WAGES	-	-	Non-applicable		
921	OFFICE SUPPLES AND EXPENSES	-	-			
922	ADMIN. EXPENSE TRANS-CREDIT	-	-			
923	OUTSIDE SERVICES EMPLOYED	-	-			
924	PROPERTY INSURANCE	-	-			
925	INJURIES AND DAMAGES	-	-			
926	EMPLOYEE PENSIONS AND BENEFITS	-	-			
928	REGULATORY COMMISSION EXPENSE	-	-			
930.1	GENERAL ADVERTISING EXPENSE	-	-			
930.2	MISC. GENERAL EXPENSE	-	-			
931	RENTS	-	-			
932	MAINT. OF STRUCT. & EQUIP.	-	-			
403	DEPR. AND AMORT. EXPENSE	-	-			
408	TAXES OTHER THAN INCOME	-	-			
409	INCOME TAXES	-	-			
410	PROV. FOR DEF. INC. TAXES	-	-			
411	PROV. FOR DEF. INC. TAX CREDIT	-	-			
411.5	INVESTMENT TAX CREDIT	-	-			
426.1	DONATIONS	-	-			
426.5	OTHER DEDUCTIONS	-	-			
427	INTEREST ON LONG-TERM DEBT	-	-			
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	-	-			
431	OTHER INTEREST EXPENSE	-	-			
	TOTAL EXPENSES -	-	-	-		

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income
or any account thereof. Furnish particulars as to any significant increases in
services rendered or expenses incurred during the year. Notes relating to financial
statements shown elsewhere in this report may be indicated here by reference.

See page 19.

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

NAME OF DEPARTMENT (Indicate each department or function)	TOTAL AMOUNT	DEPARTMENTAL SALARY EXPENSE INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL END OF YEAR
		PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	
Non-applicable					
TOTAL	0	0	0	0	0

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the
aggregate amounts paid to any one payee and included within one
subaccount is less than $100,000, only the aggregate number and amount
of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP "A"= ASSOCIATE "NA"=NON ASSOCIATE	AMOUNT
Outside Services			
UNITIL Service Corp.		A	$ 1,181,430
Outside Services - Legal			
Various		NA	10,967
Outside Services - Other			
Various		NA	251,345
TOTAL			$ 1,443,742

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Health Insurance	$ -
Net Periodic Pension Expense	-
401K	-
Life Insurance	-
Other	
TOTAL	TOTAL $ -

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amounts included in Account 930.1 "General
                                 Advertising Expenses," classifying the items according to the nature of the
                                 advertising and as defined in the account definition. If a particular class
                                 included an amount in excess of $3,000 applicable to a single payee, show
                                 separately the name of the payee and the aggregate amount applicable
                                 thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	Adventures in Advertising	$ 2,077
	Image 4	3,796
	MassPlastics	1,600
	Other	1,254
	TOTAL	$ 8,727

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.02
                       "Miscellaneous General Expense", classifying such expenses
                       according to their nature. Payments and expenses permitted by
                       Section 321 (b) (2) of the Federal Election Campaign Act, as
                       amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2)
                       shall be separately classified.

DESCRIPTION   AMOUNT

Other $ 11,927

                                        TOTAL $ 11,927

RENTS
ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents"
classifying such expenses by major groupings of property, as
defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY   AMOUNT

Not Applicable

TOTAL $ -

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
Taxes". Separate the analysis into two groups: (1) other than
U. S. Government and (2) U.S. Government taxes. Specify
each of the various kinds of taxes and show the amounts there of.
Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:	
NH BET Tax	$ 1,395
TOTAL	$ 1,395

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
Tax Penalties		$ 50
	TOTAL	$ 50

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Commission of Revenue		$ 205
	TOTAL	$ 205

ORGANIZATION CHART

Organization Chart as of December 31, 2003

President	Todd R. Black
Controller & Treasurer	Laurence M. Brock
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Raymond J. Morrissey

METHODS OF ALLOCATION

SEE UNITIL SERVICE CORP. U-13-60

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Resources, Inc.
(Name of Reporting Company)

By: /s/   Laurence M. Brock
Laurence M. Brock, Controller and Treasurer

Date: April 20, 2004